SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-3577	E-Mail Address AKELLER@STBLAW.COM

August 3, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted June 17, 2016
CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission responses to certain of the comments from the Staff’s comment letter dated July 8, 2016 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-11 (the “Draft Registration Statement”). The Company will provide responses to the remaining comments from the Comment Letter and file an amendment to the Draft Registration Statement addressing such comments at a later date.

To assist your review, we have retyped the text of the Staff’s comments that the Company is responding to in this letter in italics below. Unless otherwise defined below, terms defined in the Draft Registration Statement and used below shall have the meanings given to them in the Draft Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Net Asset Value Calculation and Valuation Guidelines, page 127

4.	Please tell us and revise to disclose how you will consider stockholder servicing fees for purposes of calculating NAV and, specifically, when they will be recognized in that calculation.

Securities and Exchange Commission	August 3, 2016

Response:

The Company will revise its disclosure on page 133 and 134 to clarify how stockholder servicing fees will affect the calculation of NAV and that the accrued stockholder servicing fees will be recognized in the calculation of NAV each month. The Company is attaching the proposed changes in Exhibit A hereto.

The Company acknowledges that for purposes of its GAAP financial statements it will accrue the full cost of the stockholder servicing fees as an offering cost at the time each Class T, Class S and Class D share is sold during the primary offering. However, as described in the prospectus, stockholder servicing fees are paid quarterly over time and not all up front on the date of issuance of shares. For the reasons described below, the Company strongly believes that the equitable approach for all investors in a class of shares subject to a stockholder servicing fee is to accrue the fee over time for purposes of calculating NAV.

The NAV of a share is intended to approximate the liquidation fair market value of that share’s interest in the assets and liabilities of the Company at a point in time. Stockholder servicing fees will no longer be payable in the event of a liquidation. Therefore, they should be ignored when calculating NAV. This is consistent with industry practices. For example, the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, dated April 29, 2013 (“IPA NAV Guidelines”), provide for the deduction of certain “fees . . . payable in a hypothetical liquidation of the company as of the valuation date.” (See page 10.) And while the IPA NAV Guidelines, when discussing the determination of liabilities, provide for the use of GAAP book value, they do so only “when it approximates fair value.” (See page 10.) In this instance, GAAP book value would not approximate fair value because no buyer of the Company’s assets and liabilities in a liquidation would include the to-be-terminated stockholder servicing fees when calculating what the buyer was willing to pay for those assets and liabilities.

Additionally, a Class T or S share would need to be outstanding for 7 years and a Class D share would need to be outstanding for 35 years (assuming a constant $10 share price) for the maximum stockholder servicing fee to be paid. As a result, recognizing the full amount of the stockholder servicing fee at the time a share is sold would not approximate the liquidation fair market value of such share, but rather would artificially reduce the true fair market value of the share. It is also possible that reducing the NAV by the entire stockholder servicing fee at the time of issuance would confuse investors – i.e., it may appear as double-counting the fee for purposes of NAV since by its terms the fee is payable over time, but it would also be deducted from NAV in full at the time of issuance. Since NAV is the basis upon which new shares are sold and existing shares are repurchased, the Company believes that investors who purchase shares later in the offering would unfairly benefit from the reduction in the NAV per share that would result from such full recognition, notwithstanding that the cash that is payable in the future in respect of those stockholder servicing fees remains invested in the Company,

Securities and Exchange Commission	August 3, 2016

and those investors who purchase the shares early in the offering or who have their shares repurchased after such date will be unfairly disadvantaged. For illustration, if NAV were calculated using the GAAP treatment of the stockholder servicing fees, a hypothetical investor who purchased Class T or Class S shares during the escrow period and then had them repurchased the month following the escrow period would effectively bear 7 years’ worth of stockholder servicing fees over a one-month period.

Notes to Financial Statements

Note 4. Related Party Transactions, page F-6

7.	We note from your disclosure that stockholder servicing fees will accrue monthly and be paid quarterly in arrears. Please tell us how your apparent accounting policy of accruing these fees on a monthly basis complies with GAAP. Refer to paragraph 36 of CON 6.

Response:

The Company notes that its accounting policy is to accrue the cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S, and Class D share is sold in the primary offering. The Company will revise the notes to its financial statements on page F-6 in response to this comment. The Company is attaching the proposed changes in Exhibit A hereto.

* * * * * * * *

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	BX REIT Advisors L.L.C.
Judy Turchin
Leon Volchyok

Securities and Exchange Commission	August 3, 2016

Exhibit A